

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2018

Andrew Kim
General Counsel and Corporate Secretary
Arlo Technologies, Inc.
350 East Plumeria Drive
San Jose, CA 95134

> **Re: Arlo Technologies, Inc.**
> **Draft Registration Statement on Form S-1**
> **Amended on May 21, 2018**
> **CIK No. 0001736946**

Dear Mr. Kim:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed May 21, 2018

Overview, page 2

1. We note your response to comment 1. We also note your statement that "Arlo's user engagement rate was in the top 6% of the 500 most downloaded apps from the Apple App Store during the same period, comparing favorably to many of the most engaging social media and entertainment apps available." Please modify your disclosure here and throughout your filing to clarify whether your mobile app is in the same 500 most downloaded apps category; if not, balance this disclosure, especially your statement regarding comparability, to reflect the fact that Arlo's scale and stage of development is

different than those mobile apps in the top 6% of the 500 most downloaded.

Prospectus Summary

NETGEAR Ownership and Our Separation from NETGEAR, page 8

2.   We note your statement that to preserve the tax-free treatment of the separation from Netgear and the later distribution, you "intend to agree in the tax matters agreement to restrictions, including restrictions that would be effective during the period following the distribution, that could limit [y]our ability to pursue certain strategic transactions, equity issuances or repurchases or other transactions that [you] may believe to be in the best interests of [y]our stockholders or that might increase the value of [y]our business." Please provide more information in your Prospectus Summary regarding the time frame of such restrictions, when they will (or will not) be lifted, and if Netgear's concurrence is required to modify the time frame of the restrictions. Please provide more information and specifically address the fact that restrictions would be effective during the period following the distribution. Please also provide more detail regarding the type, scope, size, etc. of transactions that you would be limited in pursuing.

Cautionary Statement Regarding Forward-Looking Statements, page 20

3.   We note your response to comment 3. Please remove the reference to Section 27A of the Securities Act of 1933.

Risk Factors

NETGEAR's interests may conflict with our interests, page 47

4.   We note your disclosure of potential conflict of interests including those involving corporate opportunities. Please disclose any waiver of corporate opportunity you may have or anticipate having, including with which parties and the *specified* business opportunities or *specified* classes or categories of business opportunities.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Terry French, Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Division of Corporation Finance
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